Exhibit 5.2

CLIFFORD CHANCE LLP AVENUE LOUISE 65 BOX 2 1050 BRUSSELS BELGIUM TEL +32 2 533 5911 FAX +32 2 533 5959 www.cliffordchance.com

Your reference:
Our reference: 70-40524674 Direct Dial: +32 2 533 5987
To:	Anheuser-Busch InBev Worldwide Inc. 1209 Orange Street Wilmington Delaware 19801 United States of America	lounia.czupper@cliffordchance.com 16 July 2012

Dear Sirs

USD 7,500,000,000 fixed rate Notes due 2015, 2017, 2022 and 2042 issued by Anheuser-Busch InBev Worldwide Inc

We have acted your Belgian legal advisers in connection with the issue and sale by Anheuser-Busch InBev Worldwide Inc. (the “Issuer”) of USD 1,500,000,000 0.800% notes due 2015, USD 2,000,000,000 1.375% notes due 2017, USD 3,000,000,000 2.500% notes due 2022 and USD 1,000,000,000 3.750% notes due 2042 (the “Notes”) guaranteed by certain affiliates of the Issuer, among which the Belgian Guarantors (as defined below) (the “Transaction”).

1.	INTRODUCTION

1.1	Documents

The opinions given in this Opinion Letter relate to the following documents entered into in connection with the Transaction:

1.1.1	a copy of the preliminary prospectus supplement dated 11 July 2012 as filed with the U.S. Securities and Exchange Commission (the “Preliminary Prospectus Supplement”);

1.1.2	a copy of the final prospectus supplement dated 11 July 2012 as filed with the U.S. Securities and Exchange Commission (the “Prospectus Supplement”);

CLIFFORD CHANCE LLP IS A LIMITED LIABILITY PARTNERSHIP REGISTERED IN ENGLAND AND WALES UNDER NUMBER OC323571. THE FIRM’S REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS IS AT 10 UPPER BANK STREET, LONDON, E14 5JJ. A LIST OF THE NAMES OF THE MEMBERS AND THEIR PROFESSIONAL QUALIFICATIONS IS OPEN TO INSPECTION AT THIS OFFICE. THE FIRM USES THE WORD “PARTNER” TO REFER TO A MEMBER OF CLIFFORD CHANCE LLP OR AN EMPLOYEE OR CONSULTANT WITH EQUIVALENT STANDING AND QUALIFICATIONS.

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1.1.3	a base indenture dated 16 October 2009 and made between, among others, the Issuer, Anheuser-Busch InBev SA/NV as parent guarantor, Cobrew NV as subsidiary guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Base Indenture”);

1.1.4	a twenty fifth supplemental indenture dated 16 July 2012 and made between, among others, the Issuer, Anheuser-Busch InBev SA/NV as parent guarantor, Cobrew NV as subsidiary guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Twenty Fifth Supplemental Indenture”);

1.1.5	a twenty sixth supplemental indenture dated 16 July 2012 and made between, among others, the Issuer, Anheuser-Busch InBev SA/NV as parent guarantor, Cobrew NV as subsidiary guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Twenty Sixth Supplemental Indenture”);

1.1.6	a twenty seventh supplemental indenture dated 16 July 2012 and made between, among others, the Issuer, Anheuser-Busch InBev SA/NV as parent guarantor, Cobrew NV as subsidiary guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Twenty Seventh Supplemental Indenture”);

1.1.7	a twenty eighth supplemental indenture dated 16 July 2012 and made between, among others, the Issuer, Anheuser-Busch InBev SA/NV as parent guarantor, Cobrew NV as subsidiary guarantor and The Bank of New York Mellon Trust Company, N.A. as trustee (the “Twenty Eighth Supplemental Indenture” and together with the Twenty Fifth Supplemental Indenture, the Twenty Sixth Supplemental Indenture and the Twenty Seventh Supplemental Indenture each a “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”);

1.1.8	a pricing agreement dated 11 July 2012 and made between, among others, the Issuer, Anheuser-Busch InBev SA/NV as parent guarantor, Cobrew NV as subsidiary guarantor and the Underwriters, and the schedules and exhibits thereto (the “Pricing Agreement”); and

1.1.9	guarantees dated 16 July 2012 and granted by each Belgian Guarantor in respect of the Notes (the “Guarantees”).

The Documents listed in paragraphs 1.1.3 to 1.1.9 are referred to as the “Opinion Documents”.

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1.2	Defined terms

In this Opinion Letter:

1.2.1	“Belgian Guarantor” means each of the companies specified in Schedule 1 (Belgian Guarantors);

1.2.2	terms defined or given a particular construction in the Opinion Documents have the same meaning in this Opinion Letter unless a contrary indication appears; and

1.2.3	headings in this Opinion Letter are for ease of reference only and shall not affect its interpretation.

1.3	Legal review

For the purpose of issuing this Opinion Letter we have reviewed only the documents and completed only the searches and enquiries referred to in Schedule 2 (Documents and Enquiries) to this Opinion Letter.

1.4	Applicable law

This Opinion Letter and the opinions given in it are governed by Belgian law and relate only to Belgian law as applied by the Belgian courts as at today’s date. We express no opinion in this Opinion Letter on the laws of any other jurisdiction.

1.5	Assumptions and reservations

The opinions given in this Opinion Letter are given on the basis of our understanding of the terms of the Opinion Documents and the assumptions set out in Schedule 3 (Assumptions) and are subject to the reservations set out in Schedule 4 (Reservations) to this Opinion Letter. The opinions given in this Opinion Letter are strictly limited to the matters stated in paragraph 2 (Opinions) and do not extend to any other matters.

2.	OPINIONS

We are of the opinion that:

2.1	Corporate existence

2.1.1

Each Belgian Guarantor is a naamloze vennootschap / société anonyme, duly incorporated and validly existing under Belgian law and has the capacity and power to enter into each of the Opinion Documents to which it is a party and

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to perform its obligations thereunder. Any grounds of nullity or liquidation of any Belgian Guarantor that might exist would operate without retrospective effect.

2.1.2	All corporate action required to authorise the execution by each Belgian Guarantor of each of the Opinion Documents to which it is a party, and the performance by it of its obligations thereunder has been duly taken.

2.2	Due execution

2.2.1	Each Opinion Document to which Anheuser-Busch InBev SA/NV is a party (other than the Base Indenture) has been duly executed on its behalf by Mrs. Liesbeth Hellemans and Mrs. Christine Delhaye, and the Base Indenture has been duly executed on its behalf by Mr. Benoit Loore.

2.2.2	Each Opinion Document to which Cobrew NV is a party (other than the Base Indenture) has been duly executed on its behalf by Mrs. Liesbeth Hellemans, and the Base Indenture has been duly executed on its behalf by Mr. Benoit Loore and Mr. Jean-Louis Van de Perre.

2.3	No conflict

The execution and delivery of the Opinion Documents to which it is a party by any Belgian Guarantor and the performance of the obligations of such Belgian Guarantor thereunder do not and will not conflict with:

2.3.1	any present law or regulation having the force of law in Belgium and applicable to such Belgian Guarantor; or

2.3.2	any term of the coordinated statutes of such Belgian Guarantor.

2.4	Legal, valid, binding and enforceable obligations

In any proceedings taken in Belgium for the enforcement of any of the Opinion Documents, the obligations expressed to be assumed by each Belgian Guarantor in the Opinion Documents to which it is a party would be recognised by the courts of Belgium as its legal, valid and binding obligations and would be enforceable in the courts of Belgium.

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2.5	Submission to jurisdiction

The submission to the jurisdiction of any New York State court of United States federal court sitting in the Borough of Manhattan in the City of New York by any Belgian Guarantor in the Indenture, and to the jurisdiction of any state or federal court in the City, County and State of New York by any Belgian Guarantor in the Pricing Agreement, is legal, valid and binding and will be recognised and given effect to by the courts of Belgium.

2.6	Enforcement of foreign judgment

A judgment obtained in any New York State court or United States federal court sitting in the Borough of Manhattan in the City of New York in connection with the Indenture, or in any state or federal court in the City, County and State of New York in connection with the Pricing Agreement, would be recognised and enforced by the courts of Belgium without review on the merits subject to the conditions specified in Articles 22 to 25 of the Code of International Private Law, which mainly require that the recognition or enforcement of the foreign judgment should not be a manifest violation of public policy, that the foreign courts must have respected the rights of the defence, that the foreign judgment should be final, and that the assumption of jurisdiction by the foreign court may not have breached certain principles of Belgian law.

2.7	Immunity

In any proceedings taken in Belgium in relation to the Opinion Documents no Belgian Guarantor will be entitled to claim immunity from suit or enforcement.

2.8	Enforcement

Each Opinion Document, if submitted in original, is in acceptable legal form to be admissible in evidence and for the enforcement thereof in the courts of Belgium.

3.	LIMITS OF OPINION

We express no opinion as to any liability to tax which may arise or be suffered as a result of or in connection with the Opinion Documents or the Transaction.

4.	ADDRESSEES AND PURPOSE

This Opinion Letter is provided in connection with the Transaction and is addressed to the Issuer. It may not, without our prior written consent, be relied upon for any other purpose or be disclosed to or relied upon by any other person save that it may be disclosed without such consent to:

(a)	any person to whom disclosure is required to be made by applicable law or court order or pursuant to the rules or regulations of any supervisory or regulatory body or in connection with any judicial proceedings; and

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(b)	the officers, employees, auditors and professional advisers of any addressee;

on the basis that (i) such disclosure is made solely to enable any such person to be informed that an opinion has been given and to be made aware of its terms but not for the purposes of reliance, (ii) we do not assume any duty or liability to any person to whom such disclosure is made, and (iii) such person agrees not to further disclose this Opinion Letter or its contents to any other person, other than as permitted above, without our prior written consent.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Yours faithfully,

/s/ CLIFFORD CHANCE

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SCHEDULE 1

BELGIAN GUARANTORS

ANHEUSER-BUSCH INBEV SA/NV, with its registered office at Grote Markt 1, 1000 Brussels, enterprise number 417,497,106, RPM/RPR Brussels.

COBREW NV, with its registered office at Brouwerijplein 1, 3000 Leuven, enterprise number 428,975,372, RPM/RPR Leuven.

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SCHEDULE 2

DOCUMENTS AND ENQUIRIES

1.	DOCUMENTS

We have reviewed only the following documents for the purposes of this Opinion Letter.

(a)	The Opinion Documents in the forms set out below:

(i)	a copy of the executed Base Indenture;

(ii)	a copy of the executed Twenty Fifth Supplemental Indenture;

(iii)	a copy of the executed Twenty Sixth Supplemental Indenture;

(iv)	a copy of the executed Twenty Seventh Supplemental Indenture;

(v)	a copy of the executed Twenty Eighth Supplemental Indenture;

(vi)	a copy of the executed Pricing Agreement; and

(vii)	a copy of each executed Guarantee;

(b)	a copy of the Preliminary Prospectus Supplement;

(c)	a copy of the Prospectus Supplement;

(d)	a copy of a Form F-3 Registration Statement, including the base prospectus, dated 21 September 2010 as filed with the U.S. Securities and Exchange Commission on 21 September 2010;

(e)	a copy of the Underwriting Agreement Standard Provisions for debt securities from, among others, the Issuer and the Belgian Guarantors to the Representatives of the Several Underwriters as attached to the Pricing Agreement;

(f)	a copy of the coordinated statutes of each Belgian Guarantor:

(i)	as at 11 June 2012 in respect of Anheuser-Busch InBev SA/NV; and

(ii)	as at 16 December 2011 in respect of Cobrew NV;

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(g)	a copy of unanimous written resolutions of the board of directors of Anheuser-Busch InBev SA/NV dated 7 October 2009, 13 October 2009 and 28 June 2012;

(h)	an extract from the minutes of a meeting of the board of directors of Anheuser-Busch InBev SA/NV held on 2 September 2010;

(i)	a copy of the minutes of a meeting of the board of directors of Cobrew NV held on 9 October 2009, 14 October 2009, 16 September 2010 and 28 June 2012; and

(j)	a non-bankruptcy certificate dated 13 July 2012 in relation to Cobrew NV and dated 16 July 2012 in relation to Anheuser-Busch InBev SA/NV.

2.	SEARCHES AND ENQUIRIES

We have undertaken only the following searches and enquiries in Belgium for the purposes of this Opinion Letter.

(a)	An online search of the Annexes au Moniteur belge / Bijlagen tot het Belgisch Staatsblad was conducted in respect of each Belgian Guarantor on 16 July 2012. The website was current up to 16 July 2012.

(b)	An online search of the Moniteur belge / Belgisch Staatsblad was conducted in respect of each Belgian Guarantor on 16 July 2012. The website was current up to issue No. 231 dated 16 July 2012.

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SCHEDULE 3

ASSUMPTIONS

The opinions in this Opinion Letter have been made on the following assumptions.

1.	ORIGINAL AND GENUINE DOCUMENTATION

All signatures are genuine, all original documents are authentic and all copy documents are complete and conform to the originals.

2.	OBLIGATIONS OF THE PARTIES OTHER THAN THE BELGIAN GUARANTORS

(a)	Each party to the Opinion Documents other than any Belgian Guarantor (the “Other Parties”) has the capacity, power and authority to enter into and to exercise its rights and to perform its obligations under the Opinion Documents to which it is a party.

(b)	Each Other Party has duly authorised and executed the Opinion Documents to which it is a party.

3.	DOCUMENTS NOT GOVERNED BY BELGIAN LAW

The obligations expressed to be assumed by the parties to the Opinion Documents constitute their legal, valid, binding and enforceable obligations under New York law.

4.	CORPORATE AUTHORITY OF THE BELGIAN GUARANTORS

(a)	The resolutions of the board of directors of each Belgian Guarantor set out in the minutes and the extract from the minutes referred to in Schedule 2 (Documents and Enquiries) were duly passed at a properly convened meeting of duly appointed directors of such Belgian Guarantor, have not been amended or rescinded and are in full force and effect; the directors who attended and voted at the said meeting have complied with all applicable provisions of article 523 of the Company Code dealing with conflicts of interests of directors.

(b)

The written resolutions of the board of directors of Anheuser-Busch InBev SA/NV referred to in Schedule 2 (Documents and Enquiries) were approved by all directors of Anheuser-Busch InBev SA/NV, have not been amended or rescinded and are in full force and effect; the choice of using a written resolution rather than an actual meeting was duly justified by the urgency of

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the matter and was in the interest of Anheuser-Busch InBev SA/NV; the directors have complied with all applicable provisions of article 523 of the Company Code dealing with conflicts of interests of directors.

(c)	No Belgian Guarantor has resolved to enter into liquidation, filed an application for bankruptcy, filed an application for or been subject to proceedings for judicial reorganisation, or been adjudicated bankrupt or annulled as a legal entity (our searches and the bankruptcy certificates referred to in Schedule 2 (Documents and Enquiries) did not reveal anything to the contrary).

(d)	The principal establishment of each Belgian Guarantor is, and at all relevant times has been and will remain, located in Belgium.

(e)	The board of directors of each Belgian Guarantor has satisfied itself that the entry by such Belgian Guarantor into the Opinion Documents to which it is a party would be of benefit to it and that the burdens resulting therefrom would not be disproportionate to those benefits, and the conclusions of the board in this respect are not unreasonable.

(f)	The entry by any Belgian Guarantor into any of the Opinion Documents to which it is a party is not an abnormal transaction entered into by it in the knowledge that so doing would prejudice its creditors.

(g)	No moneys raised under the Opinion Documents have been or will be used to finance or refinance an acquisition of or subscription to shares in any Belgian Guarantor.

5.	SEARCHES AND ENQUIRIES

There have been no amendments to the statutes of any Belgian Guarantor since the coordinated statutes referred to in Schedule 2 (Documents and Enquiries) (our searches referred to in that Schedule did not reveal anything to the contrary).

6.	OTHER DOCUMENTS

Save for those listed in Schedule 2 (Documents and Enquiries), there is no other agreement, instrument or other arrangement between any of the parties to any of the Opinion Documents which modifies or supersedes any of the Opinion Documents.

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7.	OTHER LAWS

All acts, conditions or things required to be fulfilled, performed or effected in connection with the Opinion Documents under the laws of any jurisdiction other than Belgium have been duly fulfilled, performed and effected.

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SCHEDULE 4

RESERVATIONS

The opinions in this Opinion Letter are subject to the following reservations.

1.	LIMITATIONS ARISING FROM INSOLVENCY LAW

The enforceability of the Opinion Documents is subject to the provisions of any applicable bankruptcy, insolvency, liquidation or other laws relating to or affecting the enforcement of creditors’ rights generally including statutes of limitation; in particular it is to be noted that:

(a)	any provision in the Opinion Documents providing for an event of default, an acceleration or another early termination of the Opinion Documents by reason of a party being subject to proceedings for a judicial reorganisation may not be enforceable;

(b)	it is uncertain whether creditors who do not yet hold an enforceable judgment or deed are entitled to share in the proceeds of real estate in the case of a court supervised disposal made in the context of a judicial reorganisation;

(c)	if any Belgian Guarantor is declared bankrupt and if the date of the Guarantee to which it is a party is within the pre-bankruptcy suspect period (the so-called “suspect period” may have a duration of up to six months before the declaration of bankruptcy, or more if the bankrupt entity was already in liquidation, whether formally or as a matter of fact, or in judicial reorganisation before its bankruptcy), then there is a risk that its obligations as a Guarantor may be set aside on the grounds that they were assumed without adequate consideration;

(d)	the restrictions on the enforcement of its rights against other Guarantors and the Issuer imposed on any Belgian Guarantor pursuant to the Guarantees may cease to be effective upon the bankruptcy of such Belgian Guarantor;

(e)	any power of attorney or other mandate would lapse on the bankruptcy of the party that granted it, and may lapse on an application for judicial reorganisation;

(f)	penalties and liquidated damages may not be enforceable in a judicial reorganisation;

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(g)	termination clauses may be subject to a mandatory 15 day grace period in a judicial reorganisation; and

(h)	a party subject to judicial reorganisation may in certain circumstances opt not to perform current contracts, without prejudice however to damages resulting from that non performance.

2.	ENFORCEABILITY OF CLAIMS

Periods of grace for the performance of its obligations may be granted by the courts to a debtor who has acted in good faith.

3.	JURISDICTION

(a)	The courts of Belgium may refuse to give effect to the choice of jurisdiction referred to in paragraph 2.5 (Submission to jurisdiction) of this Opinion Letter if they expect that a foreign judgment rendered pursuant thereto will not be capable of recognition or enforcement in Belgium (as to which please refer to paragraph 2.6 (Enforcement of foreign judgment) of this Opinion Letter).

(b)	The courts of Belgium may accept jurisdiction despite the choice of jurisdiction referred to in paragraph 2.5 (Submission to jurisdiction) of this Opinion Letter if they are already seised with a closely connected matter, or if the dispute is closely connected with Belgium and litigation abroad appears impossible or unreasonable.

4.	DEFAULT INTEREST AND INDEMNITIES

(a)	Provisions for the recovery of legal fees incurred by a party may not be enforceable beyond a maximum amount set by royal decree.

(b)	Indemnification provisions in respect of fines or other criminal or administrative penalties may not be enforceable.

5.	MISCELLANEOUS MATTERS

(a)	The opinions expressed in this Opinion Letter are subject to the effects of any United Nations, European Union or Belgian sanctions or other similar measures implemented or effective in Belgium with respect to any party to the Opinion Documents which is, or is controlled by or otherwise connected with, a person resident in, incorporated in or constituted under the laws of, or carrying on business in, a country to which any such sanctions or other similar measures apply, or is otherwise the target of any such sanctions or other similar measures.

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(b)	The provisions of the Guarantees whereby any Belgian Obligor agrees to subordinate certain intra-group claims, and in certain circumstances to refrain from exercising subrogation rights, taking enforcement steps or demanding payment in respect of these intra-group claims will be recognised as constituting legal, valid and binding obligations as between the parties. There are doubts, however, as to whether these provisions will be effective against a liquidator in the insolvency of such Belgian Obligor or against other third-party creditors of such Belgian Obligor.

(c)	Enforcement action by a party established in Belgium may not be admissible before the courts if that party is not properly registered with the trade registry (Banque-Carrefour des entreprises / Kruispuntbank van Ondernemingen).

(d)	Article 524 of the Company Code provides that certain transactions entered into by listed companies or subsidiaries of listed companies must be approved by way of a special approval process at the level of the listed company; according to a literal interpretation of said article 524, Anheuser-Busch InBev SA/NV would need to follow this special approval process as a result of the entry to the Opinion Documents by certain of its Subsidiaries; we believe such literal interpretation to be incorrect and consequently that Anheuser-Busch InBev SA/NV has (subject to the assumptions and qualifications set out in this Opinion Letter) duly approved the Opinion Documents to which it is a party.